June 10, 2009

VIA EDGAR, FACSIMILE AND FEDEX

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 001-13585

Dear Mr. Rosenberg:

Thank you for the comments contained in your letter dated May 18, 2009 regarding the filings referenced above. This letter responds to your comments.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have copied your comments below in bold type, followed by the Company’s response:

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Fair Value of Investment Portfolio, page 30

1.	Please disclose the number of quotes or prices obtained per instrument from independent pricing services. Please revise your disclosure to clarify the specific validation procedures performed. In addition, please disclose whether, and if so, how and why, you adjusted quotes or prices you obtained from the independent pricing services.

RESPONSE: The Company proposes to amend its future disclosures, in both Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the footnotes to the consolidated financial statements (beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2009), substantially as noted below (additional language emphasized).

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of fixed maturity and short-term investments included in the Level 2 category was based on the market values obtained from an independent pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and price quotes from well established independent broker-dealers. This pricing service, which is a provider of financial market data, analytics and related services to financial institutions, provides management one price for each security. The independent pricing service monitors market indicators, industry and economic events, and for broker-quoted only securities, obtains quotes from market makers or broker-dealers that it recognizes to be market participants. The Level 2 category includes foreign bonds, governmental agency bonds, governmental agency mortgage-backed and asset-backed securities and corporate debt securities, many of which are actively traded and have market prices that are readily verifiable. Level 2 also includes non-agency mortgage-backed and asset-backed securities and municipal bonds which are currently not actively traded securities. When the value from an independent pricing service is utilized, management obtains an understanding of the valuation models and assumptions utilized by the service and has controls in place to determine that the values provided represent current values. Typical inputs and assumptions to pricing models used to value securities include, but are not limited to, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers, reference data and industry and economic events. For mortgage and asset-backed securities, inputs and assumptions may also include characteristics of the issuer, collateral attributes, prepayment speeds and credit ratings. The Company’s validation procedures include assessing the reasonableness of the changes relative to prior periods given the prevailing market conditions, comparison of the prices received from the pricing service to quotes received from other third party sources for securities with market prices that are readily verifiable, changes in the issuers’ credit worthiness, performance of any underlying collateral and prices of the instrument relative to similar issuances. To date, the Company has not made any adjustments to the results provided by the pricing service.

The Company also notes that, as a matter of policy, investments in a significant unrealized loss position are referred to the Company’s Investment Committee, which consists of certain executive officers of the Company, for discussion regarding whether or not the investment is other than temporarily impaired.

Note 1. Description of the Company

Significant Accounting Policies

Investments, page 62

2.	It appears that your investments in affiliates are material to results of operations. Please revise to include all disclosures required by paragraph 20 of APB 18. Also disclose the factors that caused you to believe that the loss in value was other than temporary and record a $56.1 million loss in 2007 for investments in affiliates and other long-term investments.

RESPONSE: The Company believes that the investments in affiliates were not material at December 31, 2008 and therefore the disclosures stipulated by APB 18 were not included in the fiscal 2008 financial statements.

The year 2008 was essentially a break-even year for the Company, reporting a small profit before minority interest and a small loss after minority interest, which is an anomaly when viewed in light of historical experience and anticipated earnings for 2009 and beyond. Due to the small loss reported by the Company for 2008, assessing Rules 3-09 and 4-08(g) of Regulation S-X, using the guidance of Rule 1-02(w), at and for the year ended December 31, 2008, would indicate that the investments in affiliates were significant at the 20% level (as defined). Under a strict application of the guidance, financial statements for three individual investments would have been included as part of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. A summary of the three investments is outlined below ($ in 000s):

	Investment Balance	% of Assets	Equity in Earnings	% of Revenue
Investment 1	$32,082	0.38%	$37,992	0.61%
Investment 2*	9,624	0.11%	5,630	0.09%
Investment 3	10,001	0.12%	(3,718)	-0.06%
All Others	264,557	3.16%	4,858	0.08%

Totals	$316,264	3.78%	$44,762	0.72%

*	Investment is a consolidated subsidiary beginning in the second quarter of 2009.

The Company believes that, under these unique circumstances, such a strict application of Rules 3-09 and 4-08(g) is not warranted because it would require disclosure which is clearly not material to investors and, therefore, unnecessarily require Company time and expense. Several quantitative and qualitative factors dictate that the investments are not material, including:

i) The amount of the investments, individually and in the aggregate, in relation to total assets and total revenues are quantitatively insignificant; and

ii) Based on the Company’s discussions with investors, there appears to be little if any focus on the nature, quality or quantity of the earnings booked from the investments. As such, in its earnings releases and similar investor presentations, the Company does not break out the performance of the investments; and

iii) Management does not consider the investments to be a key component of the long-term growth strategy of the Company and neither do investors; and

iv) Historically, the investments have never been material and management currently anticipates that the investments will be immaterial for 2009 and beyond.

Given that the Company believes that the investments not material, the Company has concluded that the additional disclosures under Regulation S-X are not considered necessary at and for the year ended December 31, 2008.

With respect to the $56.1 million loss in 2007 for investments in affiliates and other long-term investments, management proposes to revise its future disclosures (beginning with the December 31, 2009 Annual Report on Form 10-K) substantially as noted below (additional language emphasized).

Additionally, during 2007 the Company recognized $56.1 million of impairment losses on investments in affiliates and other long-term investments, including $13.7 million in the title insurance and services segment, $22.2 million in the data and analytic solutions segment and $20.2 million at the corporate level. In making the determination as to whether an individual investment was other than temporarily impaired, the Company assessed the current and expected financial condition of each relevant entity, including, but not limited to, the anticipated ability of the entity to make its contractually required payments to the Company (with respect to debt obligations to the Company), the results of valuation work performed with respect to the entity, the entity’s anticipated ability to generate sufficient cash flows and the market conditions in the industry in which the entity operates.

Note 3. Debt and Equity Securities, page 74

3.	For securities in an unrealized loss position, please disclose the credit ratings of the securities.

RESPONSE: The Company proposes to include the following disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis. Although the Company agrees that this is an enhancement to current disclosures, we believe that it is more appropriate in Management’s Discussion and Analysis given that it is not a required disclosure under current generally accepted accounting principles. The Company proposes including substantially the disclosure as noted below in future filings beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2009:

The table below outlines the composition of the investment portfolio currently in an unrealized loss position by credit rating (percentages are based on the amortized cost basis of the investments). Categorizations are based on S&P and Moody’s published ratings and are exclusive of insurance effects. If a security was rated by both rating agencies, the lower of the two ratings was selected:

	A- Ratings or Higher	BBB+ to BBB- Ratings	Non- Investment Grade
Municipal bonds
Foreign bonds
Governmental agency bonds
Governmental agency mortgage-backed and asset-backed securities
Non-agency mortgage-backed and asset-backed securities
Corporate debt securities

Approximately [    ]% of the Company’s municipal bond portfolio has third party insurance in effect.

Form 10-Q for the quarterly period ended March 31, 2009

Note 4. Debt and Equity Securities, page 12

4.	Please revise your disclosure to explain why you concluded that unrealized losses were not other-than-temporary for equity securities in an unrealized loss position of $23 million for 12 months or longer, which equates to a 51% unrealized loss. Please refer to paragraph 17b of FSP FAS 115-1/FAS 124-1.

RESPONSE: Management proposes to include disclosure similar to the following (to be updated as necessary to reflect changes in facts and circumstances) in future filings beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2009. (additional language emphasized, disclosure is pro-forma based on March 31, 2009 balances):

When, in the opinion of management, a decline in the fair value of an equity security is considered to be other-than-temporary, such equity security is written down to its fair value. When assessing if a decline in value is other-than-temporary, the factors considered include the length of time and extent to which fair value has been below cost, the probability that the Company will be unable to collect all amounts due under the contractual terms of the security, the seniority and duration of the securities (including estimates of prepayments and credit losses and sensitivity analysis of those estimates), company-specific news and other developments, the financial condition and prospects of the issuer (including credit ratings), macro-economic changes (including the outlook for industry sectors, which includes government policy initiatives) and the Company’s ability and intent to hold the investment for a period of time sufficient to allow for anticipated recovery. As of March 31, 2009, the Company held 64 common equity securities and 25 preferred equity securities that were in an unrealized loss position for greater than 12 months (total unrealized loss of $14.4 million for the common equity securities and $8.6 million for the preferred equity securities). As it relates to the common securities, $12.5 million of the unrealized losses at March 31, 2009 are in four diversified investment funds. As it relates to the preferred equity securities, $6.7 million of the unrealized losses at March 31, 2009 was in securities of two financial institutions, Bank of America and Citigroup, the value of which significantly recovered subsequent to March 31, 2009.

Most of these equity securities are in the financial services sector, which the Company believes to be in a temporary, though potentially protracted, downturn. While the duration of disruption in the financial services sector, and accompanying depressed market values of industry participants’ equity securities, are unknown, the Company believes a full recovery is likely and the Company has the ability and intent to hold the equity securities that are currently in an unrealized loss position until that recovery occurs. The Company believes that the United States government’s adopted policy of stabilizing the financial services sector is an important factor in its determination that the sector will return to a more normal operating environment. The Company also assessed the historic and current credit ratings of the individual issuers, the capital adequacy and anticipated profitability of each issuer, and any changes to the investments’ fair value subsequent to the balance sheet date. Based on these factors, the Company has concluded that none of the individual investments were other than temporarily impaired as of March 31, 2009.

The Company also notes that, as a matter of policy, investments in a significant unrealized loss position are referred to the Company’s Investment Committee for discussion regarding whether or not the investment is other than temporarily impaired.

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Senior Vice President, Chief Accounting Officer

cc:	Vanessa Robertson
Joel Parker
Brian Lane, Gibson Dunn & Crutcher LLP